Exhibit 99.1

Ctrip Announces Results of 2012 Annual General Meeting

Shanghai, October 26, 2012—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the results of the shareholder votes at its 2012 annual general meeting of shareholders held in Shanghai. At the meeting, Ctrip’s shareholders adopted the following resolution as a special resolution proposed by the Company:

THAT the deletion of the following sentence from Article 80 of the Company’s currently effective amended and restated memorandum and articles of association, which has been approved by the resolutions of the Company’s board of directors passed on July 3, 2012, be and hereby is authorized and approved:

“One (1) Director shall be appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company.”

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com